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100 F Street, N.E.

Washington, DC 20549

Attn: Yolanda Guobadia and Gus Rodriguez

Re:	Frontier Group Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2025

Filed February 18, 2026

File No. 001-40304

Dear Ms. Guobadia and Mr. Rodriguez:

On behalf of our client, Frontier Group Holdings, Inc. (the “Company”), this letter is respectfully submitted in response to the letter dated March 17, 2026, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, relating to the above-referenced Form 10-K for the year ended December 31, 2025 filed by the Company on February 18, 2026 (the “Form 10-K”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2025

Financial Statements

Note 1 — Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 94

1.

We note your disclosure indicating that you consider all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash and cash equivalents, although also indicating that “items with maturities greater than three months” that are readily convertible to known amounts of cash (including money market funds and time deposits) are also reported as cash and cash equivalents.

April 8, 2026

As the definition of cash equivalents in FASB ASC 230-10-20 stipulates that “only investments with original maturities of three months or less” qualify under the definition, i.e. short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, unless you are able to show why this criteria would not apply to you (also considering the FASB deliberations regarding the limit as documented in their basis for conclusions), it appears that the instruments having original maturities greater than ninety days should be reclassified.

Please provide us with details of the amounts that you have reported as of the end of the two last fiscal years as cash and cash equivalents that did not have maturities of three months or less when acquired.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that management has reviewed the amounts reported as cash and cash equivalents as of the end of the last two fiscal years. The Company confirms that, as of the end of the last two fiscal years, it has not held or reported any amounts as cash and cash equivalents that had maturities of greater than three months when acquired.

The disclosure that “any items with maturities greater than three months that are readily convertible to known amounts of cash are considered cash and cash equivalents” is a legacy disclosure that was included in the Company’s December 31, 2025 Form 10-K in error. Beginning with the Company’s next periodic filing, the Company will revise its disclosure in the notes to the financial statements to reflect this update.

For illustrative purposes, below are proposed revisions to the existing related Form 10-K disclosure as an example of future disclosure on this topic. Bold strikethrough text indicates proposed deletions.

Note 1 – Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 94 of the Form 10-K

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash and cash equivalents. ~~Additionally, any items with maturities greater than three months that are readily convertible to known amounts of cash are considered cash and cash equivalents. Investments included in this category primarily consist of money market funds and time deposits.~~

Note 8 - Operating Leases

Aircraft Rent Expense and Maintenance Obligations, page 108

2.

We note that you report aircraft lease extensions in each period which impact your accruals for the right-of-use asset and corresponding liability, although which also yield reductions to aircraft rent due to changes in estimates for lease termination costs. Your accounting policy disclosure explains that some leases with initial terms greater than 12 months include rental escalation clauses, renewal options, termination options and/or other items that cause variability and are factored into the determination of lease payments when appropriate, although does not indicate how these assessments are based on or utilize the criteria of exercise being reasonably certain to occur.

April 8, 2026

Please expand your accounting policy disclosure on page 95 and the critical accounting policy disclosure on page 79 to describe the factors that you consider in determining whether exercise of lease extension options are reasonably certain upon entering into a lease, based on the guidance in FASB ASC 842-10-30-2 and 842-10-55-26, and to explain how the prospects of exercise are reassessed in subsequent periods based on the guidance in FASB ASC 842-10-35-1 and 842-10-55-28 and 29.

Please include details sufficient to understand the alternatives to exercise that are under consideration, and the nature of the changes in circumstances that appear to arise only upon exercise and which do not result in any changes to your assessment of exercise as being not reasonably certain in the intervening periods prior to exercise. Please describe any correlation between your decisions to extend aircraft leases and any changes in your plans to acquire aircraft as represented by the tabulation on page 77.

Also tell us how many aircraft were covered by your lease extensions each period, the number of years covered by the extensions exercised, and whether the leases for the aircraft covered by those extensions had been subject to any prior extensions and if so, also describe to us the typical terms for the initial lease periods, terms for any extensions, and indicate whether there are typically multiple extensions available.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed in more detail below, during the fiscal years ended December 31, 2025, 2024 and 2023, the Company did not exercise any aircraft lease extension options. References in the Form 10-K indicating that “the Company extended the term for certain aircraft operating leases” (or similar) refer to contractual amendments separately negotiated and agreed to with each lessor, not the exercise of an extension option in the original lease. As a result, the accounting for the lease extensions as disclosed in the Company’s filings coincided with the date the applicable contractual lease extension amendment was executed between the Company and the applicable lessor.

In future filings, the Company will expand its disclosure to clarify that such extensions were the result of separate amendments as well as enhance its accounting policy disclosure to describe the factors that the Company considers in determining whether exercise of lease extension options are reasonably certain upon entering into a lease, based on the guidance in FASB ASC 842-10-30-2 and FASB ASC 842-10-55-26, and to explain how the prospects of exercise are reassessed in subsequent periods based on the guidance in FASB ASC 842-10-35-1, FASB ASC 842-10-55-28 and FASB ASC 842-10-55-29.

April 8, 2026

For illustrative purposes, below are proposed revisions to the existing related Form 10-K disclosure as an example of future disclosure on this topic. Bold strikethrough text indicates proposed deletions and bold underlined text indicates proposed additions.

Note 8 – Operating Leases

Aircraft Rent Expense and Maintenance Obligations, page 108

“During the year ended December 31, 2025, the Company ~~extended the term for~~ amended certain aircraft operating leases that were slated to expire between 2026 and 2027 in order to extend the term of the lease, and recorded a benefit of $27 million to aircraft rent in the Company’s consolidated statements of operations related to previously accrued lease return costs. During the year ended December 31, 2024, the Company ~~extended the term for~~ amended certain aircraft operating leases that were slated to expire between 2025 and 2027 in order to extend the term of the lease, and recorded a benefit of $14 million to aircraft rent in the Company’s consolidated statements of operations related to previously accrued lease return costs. During the year ended December 31, 2023, the Company ~~extended the term for~~ amended certain aircraft operating leases that were slated to expire between 2023 and 2024 in order to extend the term of the lease, and recorded a benefit of $53 million to aircraft rent in the Company’s consolidated statements of operations related to previously accrued lease return costs. These costs were variable in nature and associated with the anticipated utilization and condition of the airframes and engines at the original return date. Given the extension of the terms of these aircraft operating leases, such variable return costs are no longer probable of occurring.”

Note 1 – Significant Accounting Policies

Leases, page 95

“The Company leases property and equipment under operating leases. For leases with initial terms greater than 12 months, the related operating lease right-of-use asset and corresponding operating lease liability are recorded at the present value of lease payments over the term on the Company’s consolidated balance sheets. Some leases include rental escalation clauses, renewal options, termination options and/or other items that cause variability that are factored into the determination of lease payments when appropriate. The Company includes renewal option periods in the lease term used to measure lease liabilities and the corresponding right of use assets when such renewal options are reasonably certain of exercise which is evaluated at commencement and over the life of the lease and includes an assessment of contract, asset, market and Company-specific factors. Specifically, in determining whether exercise of lease renewal options are reasonably certain, and in conjunction with assessing the overall desirability of renewal option terms, the Company considers factors such as (i) the Company’s long-term fleet plan and current aircraft commitments; (ii) the presence of any significant termination penalties which may economically compel the Company to extend the lease; (iii) the presence of

April 8, 2026

any below market rates in leases that contain renewal options; (iv) the significance of leasehold improvements; and (v) the timing of major maintenance events related to the airframe and engines, which are both considered part of the aircraft lease. The Company does not separate lease and non-lease components of contracts, except for certain flight training equipment, for which consideration is allocated between lease and non-lease components.”

Critical Accounting Policies and Estimates

Leased Aircraft Return Costs, page 79

“In 2025 and 2024, we ~~extended the term for~~ amended certain aircraft operating leases that were slated to expire between 2026 and 2027, and between 2025 and 2027, respectively, in order to extend the term of the lease. For the years ended December 31, 2025 and 2024, we recorded a benefit of $27 million and $14 million, respectively, to aircraft rent in our consolidated statement of operations related to previously accrued lease return costs. Such accrued lease return costs were variable in nature and associated with the anticipated utilization and condition of the airframes at the original return date. Given the extension of these aircraft operating leases, such variable return costs are no longer probable of occurring.”

The Company is also providing the Staff with additional detail in response to the Staff’s other questions, although this additional detail may no longer be necessary given that the Company did not exercise any aircraft lease extension options during the fiscal years ended December 31, 2025, 2024 and 2023.

During the years ended December 31, 2025, 2024 and 2023, the Company extended a total of 44 aircraft leases. None of these 44 leases had been previously extended in any manner, including pursuant to the exercise of an extension option in the original lease or a separately negotiated amendment, and each lease was extended for the first time pursuant to a separately negotiated amendment to the original lease agreement. The Company has no history of exercising renewal options in its aircraft lease agreements.

The Company’s aircraft leases typically have a fixed term of between 8 and 12 years, and of the 44 aircraft operating leases for which the Company entered into contractual amendments to extend the term of the lease during the fiscal years ended December 31, 2025, 2024 and 2023, only six leases included an extension option in the original lease agreement. The majority of these six extension options provided for two 2-year extensions on the same terms as the original lease agreement, including at the same fixed rent. Even in the cases where an aircraft lease includes an extension option, the Company has not historically exercised such options because, for business reasons, the Company typically seeks longer extension periods than the lease extension option would provide, with such extensions averaging 5.5 years across the 44 aircraft leases extended by contractual amendment. In addition, in recent years, the Company has been able to utilize amendments to obtain more favorable rates due to changes in market conditions as compared to the fixed rent terms in the lease extension options.

April 8, 2026

The Company evaluates any aircraft lease extension options both upon commencement of the lease and on an ongoing basis and includes extension options in the lease term used to measure lease liabilities and the corresponding right of use assets when it is reasonably certain that such extension option will be exercised. At commencement of an aircraft lease, and in accordance with FASB ASC 842-10-55-26, the Company evaluates whether it is reasonably certain to exercise or not to exercise an aircraft lease extension option “by considering all economic factors relevant to that assessment—contract-based, asset-based, market-based, and entity-based factors.”

During the life of the lease, the Company evaluates whether any extension options have become reasonably certain of exercise in accordance with FASB ASC 842-10-35-1, FASB ASC 842-10-55-28 and FASB ASC-842-10-55-29.

The future aircraft commitments outlined in the table on page 77 of the Form 10-K relate to the Company’s purchase commitment agreements with the aircraft manufacturer and the Company’s decision to extend certain of its existing lease agreements via separate contractual amendments was made to further support the Company’s future operating needs.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or comments or require further information, please do not hesitate to contact me at (202) 637-2113 or my colleague, Brian Miller, at (202) 637-2332.

Sincerely,
/s/ Jessica L. Lennon Jessica L. Lennon
of Latham & Watkins LLP

cc:	James G. Dempsey, Frontier Group Holdings, Inc.

Mark Mitchell, Frontier Group Holdings, Inc.

Josh A. Wetzel, Frontier Group Holdings, Inc.

Howard Diamond, Frontier Group Holdings, Inc.

Brian M. Miller, Latham & Watkins LLP

Jonathan A. Drory, Latham & Watkins LLP